UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File No. 001-11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INDUSTRIES INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the
Polaris 401(k) Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Polaris 401(k) Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2002.
Minneapolis, Minnesota
June 26, 2018

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2017	December 31, 2016
Assets
Investments, at fair value	$618,725,558	$485,166,633
Notes receivable from participants	12,320,007	11,939,130
Accrued income receivable, other	62,743	8,146
Net assets available for benefits	$631,108,308	$497,113,909
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2017	2016
Net assets available for benefits, beginning of year	$497,113,909	$451,073,145
Contributions:
Employer	24,371,048	17,688,290
Employee	31,743,793	20,674,245
Rollover	12,785,861	14,138,230
Total contributions	68,900,702	52,500,765
Transfers in from ESOP (Note 7)	10,666,178	4,851,549
Investment gain:
Interest and dividend income	5,127,795	4,177,445
Net appreciation in fair value	89,788,255	29,140,269
Total investment gain	94,916,050	33,317,714
Distributions to participants	(40,374,369)	(44,520,037)
Administrative expenses	(114,162)	(109,227)
Net increase	133,994,399	46,040,764
Net assets available for benefits, end of year	$631,108,308	$497,113,909
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and certain U.S. subsidiaries of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participant Loans. Participants may apply for loans from the Plan up to a maximum equal to the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to fifteen years if the loan is used for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 4.25% to 10.25% as of December 31, 2017.
Plan Operations. Certain administrative costs totaling $499,698 and $280,498, for the plan years ended December 31, 2017 and 2016, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees. Other costs have been fully paid by the Plan.
Plan Administration. The Plan’s trustee is Fidelity Management Trust Company (the Trustee). The Plan is administered by an executive committee appointed by the Board of Directors of the Company.
Contributions/Participant Accounts. Participants may elect to make contributions in increments of 1% to 50% of the participant’s compensation, as defined in the Plan, up to the annual contribution limit established by the Internal Revenue Service (IRS) of $18,000 for 2017 and 2016. Participants age 50 or older may elect to make up to a $6,000 catch-up contribution in excess of the IRS limits stated above. Employees who have not made a retirement savings election shall be automatically enrolled to participate in the Plan at the automatic enrollment percentage (currently 5%).
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Plan earnings, as defined, are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.
Investment Options.The investment options of the Plan at December 31, 2017 and 2016, consisted of deposits with one fund managed by the Trustee, 21 externally managed funds, the Company’s common stock fund, and self-directed brokerage option. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the internet.
Vesting. Participants are immediately vested in their contributions and employer contributions, including actual investment earnings thereon.
Distributions to Participants. Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or periodic distributions as available per plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.

2. Significant Accounting Policies and Procedures

Plan Amendment and Termination. The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with Plan provisions.
Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition. Investments of the Plan are stated at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.
Notes Receivable From Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017, or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurement
Accounting Standards Codification (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for significant classes of assets measured at fair value:
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds - Valued at the net asset value of shares held by the Plan at year-end based on publicly traded values for the funds.
Self-directed brokerage assets - The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the closing price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
Common collective trust funds - This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common collective trust funds share the common goal of first growing and then later preserving principal and contain a variety of asset classes, including value, growth, blend, international, and fixed income, as well as life cycle investment options. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share based on the fair value of the underlying assets in the funds as reported by the issuer of the funds.
This category also includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts/constant duration contracts and cash investments. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying assets in the fund as reported by the issuer of the fund
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$4,541,439	$4,541,439	—	—
Company stock	22,216,776	22,216,776	—	—
Mutual funds	206,219,092	206,219,092	—	—
Self-directed brokerage accounts	9,665,288	9,665,288	—	—
Total	$242,642,595	$242,642,595	—	—
Common collective trust funds	376,082,963
Total investments	$618,725,558

	Fair Value Measurement as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$3,913,547	$3,913,547	—	—
Company stock	15,150,532	15,150,532	—	—
Mutual funds	168,578,164	168,578,164	—	—
Self-directed brokerage accounts	7,390,200	7,390,200	—	—
Total	$195,032,443	$195,032,443	—	—
Common collective trust funds	290,134,190
Total investments	$485,166,633

4. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

5. Party-in-Interest Transactions
The Plan holds units of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The fair value of the Company’s common stock was $22,216,776 and $15,150,532, at December 31, 2017 and 2016, respectively. During 2017, the Plan received $431,029 in common stock dividends from the Company.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

7. Transfers in From ESOP
The Polaris Industries Inc. Employee Stock Ownership Plan (ESOP) allows participants to diversify part of their ESOP account via transfer into the Plan, if they have at least ten years of service and meet certain minimum age requirements. Those funds that are transferred into the Plan follow the same withdrawal provisions of the Plan. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2017, and 2016, was $10,666,178 and $4,851,549, respectively.

8. Subsequent Events
Management evaluated events for the Plan through June 26, 2018, the date the financial statements were available to be issued.

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
EIN: 41-1857431 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2017

Description	Investment Type	Current Value
Vanguard Institutional Index Fund	Mutual fund	$107,742,247
Vanguard Target 2040	Common collective trust (CCT) Lifecycle	53,516,445
Vanguard Target 2025	CCT Lifecycle	52,207,595
Vanguard Target 2035	CCT Lifecycle	50,050,691
Vanguard Target 2030	CCT Lifecycle	48,430,432
Vanguard Target 2020	CCT Lifecycle	39,266,040
Wells Fargo Stable Value Fund	CCT fund	35,679,860
Vanguard Target 2045	CCT Lifecycle	33,432,415
Vanguard Target 2050	CCT Lifecycle	29,897,858
American Funds EuroPacific Growth Fund	Mutual fund	28,626,084
Vanguard Mid Cap Index Fund	Mutual fund	22,570,530
Polaris Industries Inc. common stock*	Common stock	22,216,776
Vanguard Target 2055	CCT Lifecycle	18,560,120
Vanguard Small Cap Index Fund	Mutual fund	18,117,336
Metropolitan West Total Return Bond Fund	Fixed Income	15,015,060
Fidelity Brokerage Link*	Self-directed brokerage account	9,665,288
T. Rowe Price International Discovery Fund	Mutual fund	7,225,996
Vanguard Target 2015	CCT Lifecycle	6,946,840
Vanguard Target 2060	CCT Lifecycle	5,069,915
Vanguard Total Bond Market Index Fund	Fixed Income	4,903,994
Fidelity US Treasury Money Market*	Mutual fund	3,792,742
Vanguard Target Income	CCT Lifecycle	3,024,752
PIMCO Foreign Bond (Unhedged) Fund	Fixed Income	2,017,845
Interest-bearing cash	Cash	748,697
		618,725,558
Participant loans, with interest rates ranging from 4.25% to 10.25%, maturing through October 2032*		12,320,007
Total investments		$631,045,565

* Indicates party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2018	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement
Committee as Plan Administrator

/s/ LUCY CLARK DOUGHERTY

Lucy Clark Dougherty

/s/ JAMES P. WILLIAMS

James P. Williams

/s/ MICHAEL T. SPEETZEN

Michael T. Speetzen

/s/ SEAN P. BAGAN

Sean P. Bagan

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically